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Exhibit 99.2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	December 31, 2014 (audited)	Of which related parties (note 29)	December 31, 2013 (audited)	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,453,587	—	617,995	—
Accounts receivable	7	754,306	10,168	680,296	11,616
Inventories	8	728,404	—	698,950	—
Other assets	9	231,397	3,245	238,761	931

Total current assets		3,167,695	13,414	2,236,002	12,547
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,317,617	—	1,183,236	—
Goodwill	11	3,351,263	—	3,045,216	—
Intangible assets	11	1,384,501	—	1,261,137	—
Investments	12	61,176	49,478	58,108	49,097
Other assets	13	123,848	809	126,583	778
Deferred tax assets	14	188,199	—	172,623	—

Total non-current assets		6,426,603	50,287	5,846,903	49,875

TOTAL ASSETS		9,594,297	63,701	8,082,905	62,422

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	151,303	—	44,921	—
Current portion of long-term debt	16	626,788	—	318,100	—
Accounts payable	17	744,272	19,978	681,151	10,067
Income taxes payable	18	42,603	—	9,477	—
Short term provisions for risks and other charges	19	187,719	—	123,688	—
Other liabilities	20	636,055	959	523,050	27

Total current liabilities		2,388,740	20,937	1,700,386	10,095
NON-CURRENT LIABILITIES:
Long-term debt	21	1,688,415	—	1,716,410	—
Employee benefits	22	138,475	—	76,399	—
Deferred tax liabilities	14	266,896	—	268,078	—
Long term provisions for risks and other charges	23	99,223	—	97,544	—
Other liabilities	24	83,770	—	74,151	—

Total non-current liabilities		2,276,778	—	2,232,583	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,900	—	28,653	—
Legal reserve	25	5,735	—	5,711	—
Reserves	25	4,318,124	—	3,646,830	—
Treasury shares	25	(73,875)	—	(83,060)	—
Net income	25	642,596	—	544,696	—

Luxottica Group stockholders' equity	25	4,921,479	—	4,142,828	—
Non-controlling interests	26	7,300	—	7,107	—

Total stockholders' equity		4,928,779	—	4,149,936	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,594,297	20,937	8,082,905	10,095

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	December 31, 2014(*)	Of which related parties (note 29)	December 31, 2013	Of which related parties (note 29)

Net sales	27	7,652,317	22,058	7,312,611	16,406
Cost of sales	27	2,574,685	55,098	2,524,006	46,081
Gross profit		5,077,632	(33,040)	4,788,605	(29,674)

Selling	27	2,352,294	16	2,241,841	21
Royalties	27	149,952	1,203	144,588	1,173
Advertising	27	511,153	125	479,878	93
General and administrative	27	906,620	23,356	866,624	563
of which non-recurring	33	20,000	—	9,000	—

Total operating expenses		3,920,019	24,700	3,732,931	1,849

Income from operations		1,157,613	(57,741)	1,055,673	(31,524)

Other income/(expense)
Interest income	27	11,672	—	10,072	—
Interest expense	27	(109,659)	—	(102,132)	—
Other—net	27	455	3	(7,247)	3

Income before provision for income taxes		1,060,080	(57,736)	956,366	(31,520)

Provision for income taxes	27	(414,066)	—	(407,505)	—
of which non-recurring	33	(24,817)	—	(63,604)	—

Net income		646,014	—	548,861	—

Of which attributable to:
—Luxottica Group stockholders		642,596	—	544,696	—
—Non-controlling interests		3,417	—	4,165	—

NET INCOME		646,014	—	548,861	—

Weighted average number of shares outstanding:
Basic	30	475,947,763		472,057,274
Diluted	30	479,247,190		476,272,565
EPS:
Basic	30	1.35		1.15
Diluted	30	1.34		1.14

(1)
Except per share data

(*)
53-week

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Note reference	December 31, 2014	December 31, 2013

Net income		646,014	548,861
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.1 million as of December 31, 2013	32	—	318
Currency translation differences	25	392,527	(286,602)

Total items that may be reclassified subsequently to profit or loss:		392,527	(286,284)

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of 31.6 million and Euro 39.9 million as of December 31, 2014 and December 31, 2013, respectively	22	(52,561)	63,217

Total items that will not be reclassified to profit or loss		(52,561)	63,217

Total other comprehensive income—net of tax		339,966	(223,067)

Total comprehensive income for the period		985,980	325,794

Attributable to:
—Luxottica Group stockholders		982,119	325,007
—Non-controlling interests		3,861	787

Total comprehensive income for the period		985,980	325,794

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

	Note 25									Note 26

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of December 31, 2013	—	—	—	—	608,230	—	(283,223)	—	325,007	787

Exercise of stock options	4,322,476	259	—	75,007	—	—	—	—	75,266	—
Non-cash stock based compensation	—	—	—	—	—	27,547	—	—	27,547	—
Excess tax benefit on stock options	—	—	—	8,314	—	—	—	—	8,314	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter					(989)				(989)	(2,051)
Dividends (Euro 0.58 per ordinary share)					(273,689)				(273,689)	(3,497)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—
Balance as of December 31, 2013	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of December 31, 2014	—	—	—	—	590,036	—	392,083	—	982,119	3,861

Exercise of stock options	4,110,910	247	—	69,740	—	—	—	—	69,987	—
Non-cash stock based compensation	—	—	—	—	—	31,826	—	—	31,826	—
Excess tax benefit on stock options	—	—	—	3,062	—	—	—	—	3,062	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,668)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—
Balance as of December 31, 2014	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	December 31, 2014	December 31, 2013

Income before provision for income taxes		1,060,080	956,366

Stock-based compensation		31,826	28,078
Depreciation and amortization	10/11	383,996	366,653
Net loss fixed assets and other	10	16,339	15,609
Financial charges		109,659	100,392
Other non-cash items		(1,295)	—
Changes in accounts receivable		(41,254)	(16,827)
Changes in inventories		7,326	11,785
Changes in accounts payable		24,578	12,538
Changes in other assets/liabilities(*)		21,194	(30,433)

Total adjustments		552,369	487,794

Cash provided by operating activities		1,612,449	1,444,160
Interest paid		(93,135)	(94,456)
Tax paid		(349,196)	(427,857)

Net cash provided by operating activities		1,170,118	921,847

Additions of property, plant and equipment	10	(280,779)	(274,114)
Disposals of property, plant and equipment		—	2,366
Purchases of businesses—net of cash acquired(**)	4	(41,091)	(73,015)
Disposals of businesses—net of cash received			13,553
Increase in investment(***)	12	1,161	(47,507)
Additions to intangible assets	11	(138,547)	(101,085)

Cash used in investing activities		(459,256)	(479,801)

(*)
The item includes the non-recurring payment of Euro 20 million made for the termination of Andrea Guerra and Enrico Cavatorta as Group's CEOs;

(**)
Purchases of businesses—net of cash acquired in the twelve months of 2014 included the purchase of glasses,com for Euro (30.1) million and other minor acquisitions in the retail segment for Euro (11.0) million, In the same period of 2013 purchases of businesses—net of cash acquired included the purchase of Alain Mikli International for Euro (71.9) million;

(***)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	December 31, 2014	December 31, 2013

Long-term debt:
—Proceeds	21	497,104	4,504
—Repayments	21	(318,500)	(327,068)
Short-term debt:
—Proceeds		135,686	—
—Repayments		—	(44,303)
Exercise of stock options	25	69,989	75,266
Dividends		(312,012)	(277,186)

Cash (used in)/provided financing activities		72,267	(568,787)

Increase/(decrease) in cash and cash equivalents		783,129	(126,742)

Cash and cash equivalents, beginning of the period		617,995	790,093

Effect of exchange rate changes on cash and cash equivalents		52,464	(45,355)

Cash and cash equivalents, end of the period		1,453,587	617,995

Luxottica Group S.p.A.
Registered office at Piazzale Cadorna 3—20123 Milan
 Share capital € 28,900,294.98
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2014

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale Cadorna 3.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2014, the Company owned and operated 6,471 retail locations worldwide and franchised an additional 613 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiópticas Internacional S.L.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2013. For fiscal year 2014 the accompanying financial statements include the operation of the North American, South African, and European retail divisions for the 53-week period.

        The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 2, 2015.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2014 have been prepared in accordance with the Legislative Decree No. 38 of February 28, 2005, exercise of the options of art. 5 of European Regulation n. 1606/2002 and in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union, as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 27, 2006. During 2009 and 2010, Consob, in agreement with the Bank of Italy and ISVAP issued two documents (no. 2 and 4), "Information to be provided in financial reports about business continuity, financial risks, checks for the reduction in value of assets and uncertainties

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

regarding the use of estimates" and "Disclosure in financial reports on long lived asset impairment tests, terms of borrowing agreements, debt restructurings and the "fair value hierarchy" "for which applicable disclosures have been included in this document. Another document (no. 5) was issued in 2012 about the accounting treatment of the deferred taxes recognized based on Law 214/2011. Where applicable the requirement of the above-mentioned document have been taken into account in the preparation of the consolidated financial statements as of December 31, 2014.

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity and related notes to the Consolidated Financial Statements.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group makes a new assessment of the net assets acquired and any residual difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in operating income reflecting the Group's strategy to continue growing through acquisitions.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

        Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Investments in associates are tested for impairment in case there are indicators that their recoverable amount is lower than their carrying value.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value. Changes in fair value are recorded in the consolidated statement of comprehensive income.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

COMPOSITION OF THE GROUP

        During 2014, the composition of the Group changed due to the acquisition of glasses.com which occurred in January 2014.

        Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible assets" for a description of the primary changes to the composition of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	From 20 to 25 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation ceases when property, plant and equipment is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repair and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of property, plant and equipment as well as their useful lives are assessed, if necessary, at each balance sheet date. The Group would record a write down of the net carrying amount if it is lower than their recoverable amount.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Finance and operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 3 and 25 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill and assets in progress, are not subject to amortization and are tested at least annually for impairment.

        All other assets within the scope of IAS 36 are tested for impairment whenever there are indicators that those assets may be impaired. If such indicators exist the assets' net carrying amount is compared to their estimated recoverable amounts. An impairment loss is recognized if the carrying amount is lower that the recoverable amounts.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets with a definite useful life are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity and are initially recognized at fair value.

        Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized as financial income/expense.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI"). The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39 and are marked to market at the end of each reporting period, with changes in fair value recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of goods (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of goods to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. The Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations other than the product warranty, if required by the law. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt of the goods by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales, the timing of the returns from the original transaction date, and is periodically revisited. There are no other post-shipment obligations other than the product warranty, if required by the law. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by unconsolidated franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Trade discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience;

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles). The useful lives of these intangible assets are assessed for appropriateness on an annual basis; and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (g)   Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of changes in equity.

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date.

New standards and amendments that are effective for reporting periods beginning on or after January 1, 2014.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to the periods starting from January 1, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, being certain other conditions met, an entity also has a present obligation as a consequence of a past event ("obligating event"). The interpretation clarifies the obligating event that requires an obligation to pay taxes to be recorded is the activity that determines the tax payments, as set forth by the law. The interpretation is applicable in Europe for periods beginning on June 1, 2014, and can be early adopted. The adoption of the interpretation did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—Financial instruments: "Presentation on offsetting financial assets and financial liabilities."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, was endorsed by the European Union in December 2012 and is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard did not have a significant impact on the consolidated financial statements of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 36—Impairment of assets.    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments did not have a significant impact on the consolidated financial statements of the Group.

New standards and amendments that are effective for reporting periods beginning after January 1, 2015 and not early adopted.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs of the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered. The new provision is applicable to periods beginning on or after 1 February 2015. The Group is assessing the impacts of the above amendments on its consolidated financial statements.

        Annual Improvements to IFRS—2010 - 2012 Cycle.    The amendments adopted have an impact: (i) to IFRS 2, clarifying the definition of "vesting condition" and introduces the definitions of conditions of service and results; (ii) to IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) to IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments describing how the segments have been aggregated and the economic indicators that have been evaluated to determine the aggregated segments have similar economic characteristics; (iv) to IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) to IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity. The new provisions are applicable to periods beginning on or after July 1, 2014. The Group is assessing the impacts of the above amendments on its consolidated financial statements.

        Annual Improvements to IFRS—2011 - 2013 Cycle.    The amendments adopted have an impact: (i) to IFRS 3, clarifying that IFRS 3 is not applicable to detect the accounting effects related to the formation of a joint venture or joint arrangement (as defined by IFRS 11) in the financial statements of the joint venture or joint arrangement; (ii) to IFRS 13, clarifying the provisions contained in IFRS 13 whereby it is possible to measure fair value of a group of financial assets and liabilities on a net basis applies to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9; and (iii) IAS 40, clarifying that to determine when buying an investment property constitutes a business combination, reference must be made to the provisions of IFRS 3. The new provisions are applicable to periods beginning on or after January 1, 2015. The Group is assessing the impacts of the above amendments on its consolidated financial statements.

        IFRS 9—Financial instruments, issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2.  NEW ACCOUNTING PRINCIPLES (Continued)

number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three stage approach to account for credit losses. Each stage dictates the how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. The standard was not endorsed by the European Union at the date these financial statements were authorized for issuance. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers, issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017, unless the European Union sets a different effective date during the endorsement process . This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers, SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. In case an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of the money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements. The standard was not endorsed by the European Union at the date these financial statements were authorized for issuance.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The Amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The Amendments are applicable starting January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2.  NEW ACCOUNTING PRINCIPLES (Continued)

issuance. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The Amendments advise on how to account for acquisitions of interests in joint operations. The Amendments are applicable starting January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for issuance. The Group is currently evaluating the impact that the application of the amendments will have on its consolidated financial statements.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture—This amendment clarifies the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The amendments are applicable to periods beginning on or after January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for issuance. The Group is evaluating the impact that the application of the amendments will have on its consolidated financial statements.

        Annual Improvements to IFRSs for 2012-2014 Cycle—The provisions modify IFRS5, IFRS 7, IAS 19 and IAS 34. The amendments are applicable to periods beginning on or after January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for issuance. The Group is evaluating the impact that the application of the amendments will have on its consolidated financial statements.

        Amendments to IAS 1—Disclosure Initiative—The amendments concern the materiality, the aggregation of items, the structure of the notes, the information about the accounting policies and presentation of other comprehensive income arising from the measurement by equity method investments. The amendments are applicable to periods beginning on or after January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for issuance. The Group is evaluating the impact that the application of the amendments will have on its consolidated financial statements.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception—The amendments provide clarification in the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016. The Amendment was not endorsed by the European Union at the date these financial statements were authorized for issuance.

3.  FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3.  FINANCIAL RISKS (Continued)

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2014 and 2013 average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 69.9 million and Euro 72.8 million in 2014 and 2013, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2014 and 2013 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 85.4 million and Euro 89.0 million in 2014 and 2013, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2014 and 2013, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

        (c)   Credit risk

        Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        c1)  The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the retail segment is locally managed by the companies included in the retail segment.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3.  FINANCIAL RISKS (Continued)

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

        Furthermore, the assessment of the losses incurred in previous years is taken into consideration in order to determine the balance of the bad debt provision.

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience.. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors. The utilization of credit limits is regularly monitored through automated controls.

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the Financial Risk Policy.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA (International Swaps and Derivatives Association) Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2014, had unused lines of credit of approximately Euro 1,098.1 million (of which Euro 500.0 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2014 and December 31, 2013. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Cash and cash equivalents	1,453,587	—	—	—
Derivatives receivable	1,008	—	—	—
Accounts receivable	754,306	—	—	—
Other current assets	89,882	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Cash and cash equivalents	617,995	—	—	—
Derivatives receivable	6,039	—	—	—
Accounts receivable	680,296	—	—	—
Other current assets	84,546	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Debt owed to banks and other financial institutions	626,788	115,027	683,884	889,504
Derivatives payable	4,376	—	—	—
Accounts payable	744,272	—	—	—
Other current liabilities	572,962	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Debt owed to banks and other financial institutions	334,964	613,565	191,511	894,470
Derivatives payable	1,471	—	—	—
Accounts payable	681,151	—	—	—
Other current liabilities	473,411	—	—	—

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debt that is greater than 25% and less than 75% of total debt. This percentage is managed by entering into fixed rate debt agreements or by utilizing IRS agreements, when required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2014 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 2.0 million (Euro 3.0 million as of December 31, 2013) or a maximum increase of Euro 2.0 million (Euro 3.0 million as of December 31, 2013).

        All IRS agreements expired as of May 29, 2013.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2014 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(2.0)	—	2.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2013 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2014
Cash and cash equivalents	—	1,453,587	—	—	—	—	1,453,587	6
Accounts receivable	—	754,306	—	—	—	—	754,306	7
Other current assets	1,008	89,882	—	—	—	—	90,890	9
Other non-current assets	—	83,739	—	—	—	—	83,739	13
Short-term borrowings	—	151,303	—	—	—	—	151,303	15
Current portion of long-term debt	—	626,788	—	—	—	—	626,788	16
Accounts payable	—	744,272	—	—	—	—	744,272	17
Other current liabilities	—	572,962	—	—	4,376		577,338	20
Long-term debt	—	1,688,415	—	—	—	—	1,688,415	21
Other non-current liabilities	—	83,770	—	—	—	—	83,770	24

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2013
Cash and cash equivalents	—	617,995	—	—	—	—	617,995	6
Accounts receivable	—	680,296	—	—	—	—	680,296	7
Other current assets	6,039	84,546	—	—	—	—	90,856	9
Other non-current assets	—	57,390	—	—	—	—	57,390	13
Short-term borrowings	—	44,921	—	—	—	—	44,921	15
Current portion of long-term debt	—	318,100	—	—	—	—	318,100	16
Accounts payable	—	681,151	—	—	—	—	681,151	17
Other current liabilities	—	473,411	—	—	1,471		474,882	20
Long-term debt	—	1,716,410	—	—	—	—	1,716,410	21
Other non-current liabilities	—	71,688	—	—	—	—	71,688	24

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.
(f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our bond issues dated November 10, 2010, March 19, 2012 and February 10, 2014 which require compliance only with negative pledge covenants.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 20% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 10% of consolidated assets.

        Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5
EBITDA/financial charges	>5
Priority Debt/Share Equity	<20%

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the loan agreements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2014, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

(g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices; and

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2014 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Foreign Exchange Contracts	Other current liabilities	1,471	—	1,471	—

        As of December 31, 2014 and 2013, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4. BUSINESS COMBINATIONS

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 30.1 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill for Euro 12.6 million and intangible assets for Euro 10.0 million. Net sales of glasses.com from the acquisition date were Euro 7.3 million.

        Had the acquisition occurred at the beginning of the year net sales contributed by glasses.com would have been 8.2 million (Unaudited Pro Forma Financial Information).

        The goodwill is tax deductible and is mainly due the synergies the Group expects will be generated by the acquisition. Acquisition-related costs were approximately Euro 0.3 million and were expensed as incurred.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

4. BUSINESS COMBINATIONS (Continued)

        At December 31, 2014, the valuation process has been concluded. The following table summarizes the consideration paid, the fair value of the assets acquired and liabilities assumed at the acquisition date for glasses.com (in thousands of Euro):

Consideration	30,058

Total consideration	30,058

Recognized amount of identifiable assets and liabilities assumed
Inventory	3,158
Other current receivables	295
Fixed assets	5,334
Intangible assets	9,962
Other current liabilities	(1,304)
Total net identifiable assets	17,444
Goodwill	12,614

Total	30,058

        During 2014, the Group completed other minor acquisitions in the retail segment in Spain, Macao and Australia for total consideration of Euro 11.0 million. The difference between the consideration paid and the net assets acquired was recorded as goodwill, determined based on the future expected economic benefits.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution (Wholesale), and (2) Retail Distribution (Retail).

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officers, in their role as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

5. SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2014
Net sales(a)	3,193,757	4,458,560	—	7,652,317
Income from operations(b)	724,539	636,282	(203,208)	1,157,613
Interest income	—	—	—	11,672
Interest expense	—	—	—	(109,659)
Other—net	—	—	—	455
Income before provision for income taxes	—	—	—	1,060,080
Provision for income taxes	—	—	—	(414,066)
Net income	—	—	—	646,014
Of which attributable to:
Luxottica stockholders	—	—	—	642,596
Non-controlling interests	—	—	—	3,417
Capital expenditures	175,573	243,360	—	418,933
Depreciation and amortization	123,268	181,625	79,103	383,996
2013
Net sales(a)	2,991,297	4,321,314	—	7,312,611
Income from operations(b)	649,108	585,516	(178,951)	1,055,673
Interest income	—	—	—	10,072
Interest expense	—	—	—	(102,132)
Other—net	—	—	—	(7,247)
Income before provision for income taxes	—	—	—	956,366
Provision for income taxes	—	—	—	(407,505)
Net income	—	—	—	548,861
Of which attributable to:
Luxottica stockholders	—	—	—	544,696
Non-controlling interests	—	—	—	4,165
Capital expenditures	157,165	212,547	—	369,711
Depreciation and amortization	108,993	172,804	84,834	366,631

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

5. SEGMENT INFORMATION (Continued)

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan), Latam (which includes South and Central America) and Other (which includes all other geographic locations, including the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Latam	Other	Consolidated

2014
Net sales	1,507,101	4,286,770	1,049,907	506,010	302,529	7,652,317
Long-lived assets (at year end)	362,472	635,076	267,057	50,277	2,735	1,317,617
2013
Net sales	1,442,789	4,123,783	1,004,546	470,239	271,253	7,312,611
Long-lived assets (at year end)	335,979	578,462	223,806	42,796	2,193	1,183,236

(1)
Long-lived assets located in Italy represented 25% and 26% of the Group's total fixed assets as of December 31, 2014 and 2013, respectively. Net sales recorded in Italy were Euro 0.2 billion in 2014 and Euro 0.3 in 2013, respectively.

(2)
Long-lived assets located in the United States represented 45% and 45% of the Group's total fixed assets as of December 31, 2014 and 2013, respectively. Net sales recorded in the United States were Euro 3.9 billion and Euro 3.8 billion in 2014 and 2013, respectively.

(3)
Long-lived assets located in China represented 14% and 12% of the Group's total fixed assets as of December 31, 2014 and 2013, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2014

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2014	2013

Cash at bank	1,441,145	607,499
Checks	9,611	7,821
Cash and cash equivalents on hand	2,831	2,676

Total	1,453,587	617,995

        The increase is mainly due to the issuance of a new bond for Euro 500 million in the first half of 2014. See Note 21 and the consolidated statement of cash flow statement for further details.

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31
	2014	2013

Accounts receivable	793,210	715,527
Allowance for doubtful accounts	(38,904)	(35,231)

Total accounts receivable	754,306	680,296

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2014	2013

Balance as of January 1	35,231	35,098
Increases	3,891	5,534
Decreases	(5,313)	(4,313)
Translation difference and other	5,095	(1,088)

Balance as of December 31	38,904	35,231

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2014, the gross amount of accounts receivable was equal to Euro 793.2 million (Euro 715.5 million as of December 31, 2013), including an amount of Euro 46.0 million covered by insurance and other guarantees (5.8% of gross receivables). The bad debt fund as of December 31, 2014 amounted to Euro 38.9 million (Euro 35.2 million as of December 31, 2013).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2014

7. ACCOUNTS RECEIVABLE (Continued)

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in Note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2014 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	587,109	(5,516)	581,593	43,537	29,519	14,018
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	11,902	(1,590)	10,312	1,820	319	1,501
Receivables of the Wholesale segment classified as RISK	28,797	(26,016)	2,781	1,650	117	1,533
Receivables of the Retail segment	165,402	(5,782)	159,620	16,082	11,586	4,497

Total	793,210	(38,904)	754,306	63,089	41,541	21,549

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2014

7. ACCOUNTS RECEIVABLE (Continued)

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2013 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,789	(6,134)	537,655	41,298	31,060	10,237
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,176	(2,224)	12,951	21,046	5,752	15,294
Receivables of the Wholesale segment classified as RISK	28,530	(23,200)	5,330	4,599	255	4,343
Receivables of the Retail segment	128,033	(3,673)	124,360	14,173	5,590	8,586

Total	715,527	(35,231)	680,296	81,116	42,657	38,460

        As of December 31, 2014, the amount of overdue receivables which were not included in the bad debt fund was equal to 8.0% of gross receivables (11.3% as of December 31, 2013) and 8.4% of receivables net of the bad debt fund (11.9% as of December 31, 2013). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2014	2013

Raw materials	186,593	163,809
Work in process	47,674	36,462
Finished goods	627,300	617,942
Less: inventory obsolescence reserves	(133,163)	(119,263)

Total	728,404	698,950

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of DECEMBER 31, 2014

8. INVENTORIES (Continued)

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2013	115,625	75,242	(355)	(71,249)	119,263
2014	119,263	80,142	3,042	(69,284)	133,163

(1)
Other includes translation differences for the period.

9. OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Sales taxes receivable	40,494	47,105
Prepaid expenses	1,915	1,418
Other assets	48,479	42,063
Total financial assets	90,888	90,586
Income tax receivable	50,356	46,554
Advances to suppliers	14,343	19,546
Prepaid expenses	44,771	51,469
Other assets	31,039	30,606
Total other assets	140,509	148,175

Total other assets	231,397	238,761

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 1.0 million as of December 31, 2014 (Euro 6.0 million as of December 31, 2013), as well as other financial assets of the North America retail division totaling Euro 12.6 million as of December 31, 2014 (Euro 12.1 million as of December 31, 2013).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 31.0 million as of December 31, 2014 (Euro 30.6 million as of December 31, 2013).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	49,600	105,885	58	118,570	274,114
Decreases/write down	(4,235)	(4,337)	—	(6,707)	(15,279)
Business combinations	2,367	85	—	857	3,309
Translation difference and other	(7,751)	12,423	—	(63,217)	(58,545)
Depreciation expense	(59,603)	(93,856)	(1,555)	(57,742)	(212,757)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

Of which:
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236
Increases	59,160	101,646	7,851	112,120	280,778
Decreases/wrote down	(3,908)	(4,508)	(2,893)	(4,164)	(15,473)
Business combinations	—	4,698	—	1,026	5,724
Translation difference and other	45,674	61,162	3,807	(22,745)	87,898
Depreciation expense	(60,625)	(101,540)	(1,763)	(60,619)	(224,547)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Of which:
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

        The 2014 and 2013 increases in Property, plant and equipment due to business combinations were mainly due to the acquisition of glasses.com and Alain Mikli respectively. Please refer to Note 4 "Business Combinations" for further details on the glasses.com acquisition.

        Of the total depreciation expense of Euro 224.5 million (Euro 212.8 million in 2013), Euro 81.3 million (Euro 72.3 million in 2013) is included in cost of sales, Euro 111.3 million (Euro 110.1 million in 2013) in selling expenses; Euro 7.9 million (Euro 5.3 million in 2013) in advertising expenses; and Euro 24.0 million (Euro 25.0 million in 2013) in general and administrative expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Capital expenditures in 2014 and 2013 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores where the leases were extended during the period.

        Other equipment includes Euro 62.6 million for assets under construction as of December 31, 2014 (Euro 70.9 million as of December 31, 2013) mainly relating to investments in manufacturing facilities in Italy and China and to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 169.2 million and Euro 149.5 million as of December 31, 2014 and December 31, 2013, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2013 and 2014, were as follows:

			Customer relations, contracts and lists
		Trade names and trademarks		Franchise agreements
(Amounts in thousands of Euro)	Goodwill				Other	Total

As of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Total	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	41	—	—	100,741	100,783
Decreases/write down	—	—	—	—	(3,470)	(3,470)
Business combinations	67,328	23,806	—	—	4,107	95,241
Translation difference and other	(170,882)	(44,110)	(11,064)	(536)	(169)	(226,761)
Impairment and amortization expense	—	(68,683)	(14,640)	(1,081)	(69,494)	(153,897)

Balance as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	215	—	—	138,332	138,547
Decreases/write down	—	—	—	—	(862)	(862)
Business combinations/disposals	22,482	5,222	—	—	7,910	35,614
Translation difference and other	283,565	72,315	15,102	1,489	43,090	415,560
Amortization expense		(64,957)	(13,938)	(1,080)	(79,474)	(159,449)

Balance as of December 31, 2014	3,351,263	773,688	138,638	12,110	459,064	4,735,764

Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Balance as of December 31, 2014	3,351,263	773,688	138,638	12,110	459,064	4,735,764

        The 2014 and 2013 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of glasses.com (Euro 22.6 million) and Alain Mikli International (Euro 92.2 million). Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 159.4 million (Euro 153.9 million in 2013), Euro 141.7 million (Euro 140.5 million in 2013) is included in general and administrative

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

expenses, Euro 13.0 million (Euro 8.5 million in 2013) is included in selling expenses and Euro 4.7 million (Euro 4.9 million in 2013) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 69.3 million (Euro 61.4 million as of December 31, 2013).The increase in intangible assets is mainly due to the implementation of a new IT infrastructure, which started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units ("CGUs"): Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The CGUs reflect the distribution model adopted by the Group. The CGUs are periodically assessed based on the organizational changes that are made in the Group. There were no changes to the CGUs for fiscal years 2014 and 2013.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	2014	2013

Wholesale	1,314,176	1,201,605
Retail North America	1,494,066	1,332,758
Retail Asia-Pacific	351,163	324,988
Retail Other	191,857	185,865

Total	3,351,263	3,045,216

        The increase in goodwill, mainly due to the strengthening of the main currencies in which the Group operates (Euro 283.6 million), and to the acquisition of glasses.com for Euro 12.6 million.

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America CGUs, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to wholesale and retail NA CGUs:

  •
  Growth rate: 2.3% per wholesale and 2.0% retail NA

  •
  Discount rate: 7.52% for wholesale and 6.58% for retail NA

        The above long-term average growth rate does not exceed the rate which is estimated for the products, industries and countries in which the Group operates.

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2015-2017 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 406% and 157% of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 26.9% for Wholesale and 13.7% for Retail North America; or (ii) the utilization of a negative growth rate for Wholesale and zero for Retail North America.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 61.2 million (Euro 58.1 million as of December 31, 2013). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture between Luxottica and Essilor International formed in 2010, which provides most of Australian Laboratory needs) for Euro 5.4 million (Euro 4.7 million as of December 31, 2013) and the acquisition of the 36.33% equity stake in Salmoiraghi & Viganò. On September 10, 2014 following the adjustment of the initial lot of shares the total Group's shareholding in S&V increased to 36.8%. The following tables provide a roll-forward of the Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò:

As of January 1, 2014	42,567
Addition	—
Share of profit from associate	16

As of December 31, 2014	42,583

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

12.  INVESTMENTS (Continued)

As of December 31, 2014

Total assets	181,415
Total liabilities	145,811
Net sales	171,065
Share of profit	16

Percentage held	36.80%

        The investment was analyzed under the applicable impairment test as of December 31, 2014 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2014.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Other financial assets	83,739	57,390
Other assets	40,109	69,193

Total other non-current assets	123,848	126,583

        Other financial assets primarily include security deposits totaling Euro 33.7 million (Euro 28.7 million as of December 31, 2013).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 40.1 million (Euro 69.2 million as of December 31, 2013).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2014 and December 31, 2013 is as follows:

	As of December 31,
(Amounts in thousands of Euro)	2014	2013

Deferred tax assets	188,199	172,623
Deferred tax liabilities	266,896	268,078

—Deferred tax liabilities (net)	78,697	95,455

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2014	2013

—Deferred tax assets to be recovered within 12 months	199,085	163,907
—Deferred tax assets to be recovered after 12 months	235,301	190,813

	434,386	354,720

—Deferred tax liabilities to be recovered within 12 months	17,253	10,610
—Deferred tax liabilities to be recovered after 12 months	495,830	439,565

	513,083	450,175

—Deferred tax liabilities (net)	78,697	95,455

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2014	2013

As of January 1	95,455	58,144
Exchange rate difference and other movements	29,345	8,491
Business combinations	535	9,009
Income statements	(10,901)	(13,174)
Tax charge/(credit) directly to equity	(35,737)	32,985
At December 31	78,697	95,455

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Inventories	103,056	(5,486)	(16)	4,345	—	101,899
Self-insurance reserves	11,343	(431)	—	907	—	11,819
Net operating loss carry-forwards	6,459	481	387	8,368	—	15,695
Rights of return	16,082	1,714	1	(1,404)	—	16,394
Deferred tax on derivatives	38	1	—	83	(121)	—-
Employee-related reserves	104,408	(10,608)	—	(5,875)	(33,893)	54,032
Occupancy reserves	18,366	(1,730)	(169)	1,240	—	17,707
Trade names	82,425	(8,700)	2,248	(5,033)	—	70,939
Fixed assets	14,229	(3,318)	179	(292)	—	10,798
Other	43,759	3,421	(87)	8,344	—	55,437

Total	400,163	(24,656)	2,543	10,682	(34,014)	354,720

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Dividends	5,563	—	—	1,819	—	7,383
Trade names	233,957	(17,321)	11,529	(20,284)	—	207,881
Fixed assets	55,491	(9,181)	41	5,548	—	51,899
Other intangibles	151,842	2,214	—	4,781	(6)	158,830
Other	11,454	8,125	(18)	5,645	(1,023)	24,181

Total	458,307	(16,163)	11,552	(2,491)	(1,029)	450,175

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Inventories	101,899	13,337	893	8,991	—	125,120
Self-insurance reserves	11,819	1,547	—	(485)	—	12,881
Net operating loss carry-forwards	15,695	144	4,559	7,681	—	28,079
Rights of return	16,394	1,524	—	3,532	—	21,450
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	54,032	(3,064)	141	(3,033)	34,282	82,358
Occupancy reserves	17,707	(1,720)	0	547	—	16,534
Trade names	70,939	420	56	(3,987)	—	67,429
Fixed assets	10,798	(223)	7	218	—	10,799
Other	55,437	5,019	(4,521)	13,801	—	69,736

Total	354,720	16,984	1,135	27,265	34,282	434,386

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Dividends	7,383	—	—	5,517	—	12,899
Trade names	207,881	21,554	1,597	(14,858)	—	216,175
Fixed assets	51,899	6,086		9,359	—	67,344
Other intangibles	158,830	23,485	(1)	5,832	—	188,147
Other	24,181	(4,796)	74	10,514	(1,455)	28,518

Total	450,175	46,329	1,670	16,364	(1,455)	513,083

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 37.6 million in respect of losses amounting to Euro 129.8 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

amounting to Euro 20.6 million can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2015	25,536
2016	23,424
2017	28,027
2018	18,559
2019	15,132

Subsequent years	19,100

Total	129,778

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 2.9 billion and Euro 2.5 billion in 2014 and 2013, respectively, that are intended to be permanently invested. In connection with the 2014 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2015.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2014 and 2013, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2014 and 2013, the Company had unused short-term lines of credit of approximately Euro 598.1 million and Euro 742.6 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 225.3 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2014, these credit lines were utilized in the amount of Euro 5.4 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 107.1 million (USD 130 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2014, Euro 5.3 million was utilized under these credit lines. There was Euro 40.7 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.20%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 21 "Long-term debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 744.3 million as of December 31, 2014 (Euro 681.2 million as of December 31, 2013).

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Current year income taxes payable	77,806	44,072
Income taxes advance payment	(35,203)	(34,595)

Total	42,603	9,477

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	923	7,969	42,258	12,842	20,552	84,544
Decreases	(909)	(6,823)	(11,089)	(10,711)	(20,582)	(50,114)
Business combinations	—	—	—	—	1,848	1,848
Foreign translation difference and other movements	405	(381)	20,609	164	580	21,377
Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,902	6,821	36,537	25,589	17,152	88,001
Decreases	(945)	(6,606)	(2,768)	(12,470)	(12,487)	(35,276)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	(43)	624	6,379	334	4,012	11,306
Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        The tax provision mainly comprises the accruals made in previous years, related to a tax audit on Luxottica S.r.l. for fiscal years from 2008 to 2011, which increased in 2014 of approximately Euro 30.3 million.

20. OTHER LIABILITIES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Premiums and discounts	9,989	2,674
Leasing rental	19,405	16,535
Insurance	10,147	10,008
Sales taxes payable	40,237	37,838
Salaries payable	291,175	228,856
Due to social security authorities	41,106	33,640
Sales commissions payable	7,079	9,008
Royalties Payable	2,298	3,742
Derivative financial liabilities	4,376	1,729
Other liabilities	151,526	130,852

Total financial liabilities	577,338	474,882

Deferred income	52,722	42,888
Other liabilities	5,995	5,280

Total liabilities	58,717	48,168

Total other current liabilities	636,055	523,050

        The increase in salaries payable is mainly due to the timing in payment of salaries to store personnel of the North American Retail division.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

20. OTHER LIABILITIES (Continued)

NON-CURRENT LIABILITIES

21. LONG-TERM DEBT

        Long-term debt was Euro 2,315.2 million and Euro 2,034.5 million as of December 31, 2014 and 2013.

        The roll-forward of long-term debt as of December 31, 2014 and 2013 is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	—	—	52,061	2,034,510

Proceeds from new and existing loans	—	494,555	—	—	5,398	500,053
Repayments	(300,000)	—	—		(18,500)	(318,500)
Loans assumed in business combinations	—	—	—	—	—
Amortization of fees and interests	1,521	14,521	—	—	—	16,043
Translation difference	—	78,025	—	—	5,072	83,098
Balance as of December 31, 2014	—	2,271,171	—	—	44,032	2,315,203

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	5,254	5,254
Repayments	(70,000)	(15,063)	(45,500)	(173,918)	(22,587)	(327,068)
Loans assumed in business combinations	—	—	—	—	16,073	16,073
Amortization of fees and interests	735	1,877	124	96	4,419	7,251
Translation difference	—	(26,068)	(288)	(1,100)	(1,722)	(29,179)
Balance as of December 31, 2013	298,478	1,683,970	—	—	52,061	2,034,510

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21. LONG-TERM DEBT (Continued)

indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2014, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of December 31, 2014.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2014	Maturity

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2019
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for USD loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were upgraded to an "A–" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's").

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A.. The facility matures on April 10, 2019 and was not drawn as of December 31, 2014.

        On April 29, 2013 the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A–credit rating.

        On August 29, 2014, the Group repaid the Mediobanca Term Loan in the amount of Euro 300 million three months prior the expiration of the contract, scheduled for November 30, 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21. LONG-TERM DEBT (Continued)

        The fair value of long-term debt as of December 31, 2014 was equal to Euro 2,518.5 million (Euro 2,144.9 million as of December 31, 2013), of which Euro 653.6 million is short term. The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations of Euro 25.2 million.

        On December 31, 2014, the Group had unused uncommitted lines (revolving) of Euro 500 million.

        On February 27, 2015, the Group, after an analysis of its financial plans, early terminated the multicurrency (Euro/USD) revolving credit facility for Euro 500 million (the credit facility was not drawn as of December 31, 2014).

        Long-term debt, including capital lease obligations, as of December 31, 2014 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2015	626,788
2016	21,842
2017	91,189
2018	105,428
2019 and subsequent years	1,441,236
Effect deriving from the adoption of the amortized cost method	28,720

Total	2,315,203

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	December 31, 2014	December 31, 2013

A	Cash and cash equivalents	6	1,453,587	617,995
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	1,008	6,039
D	Availabilities (A) + (B) + (C)		1,454,595	624,035
E	Current Investments			—
F	Bank overdrafts	15	151,303	44,921
G	Current portion of long-term debt	16	626,788	318,100
H	Hedging instruments on foreign exchange rates	20	4,376	1,471
I	Hedging instruments on interest rates		—	—
J	Current Liabilities (F) + (G) + (H) + (I)		782,467	364,492
K	Net Liquidity (J) – (E) – (D)		(672,128)	(259,543)
L	Long-term debt	21	21,848	32,440
M	Notes payables	21	1,666,567	1,683,970
N	Hedging instruments on interest rates		—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		1,688,415	1,716,410
P	Net Financial Position (K) + (O)		1,016,287	1,456,867

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	December 31, 2014	December 31, 2013

Net Financial Position, as presented in the Notes	1,016,287	1,456,867

Hedging instruments on foreign exchange rates	1,008	6,039
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(4,376)	(1,471)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,012,918	1,461,435

        Our net financial position with respect to related parties is not material.

        Long-term debt includes finance lease liabilities of Euro 25.2 million (Euro 25.6 million as of December 31, 2013).

(Amounts in thousands of Euro)	2014	2013

Gross finance lease liabilities:
— no later than 1 year	5,666	4,967
— later than 1 year and no later than 5 years	17,147	15,109
— later than 5 years	15,303	10,082

	38,116	30,158

Future finance charges on finance lease liabilities	12,948	4,568

Present values of finance lease liabilities	25,168	25,590

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2014	2013

— no later than 1 year	4,157	3,799
— later than 1 year and no later than 5 years	13,594	12,338
— later than 5 years	7,417	9,453

	25,168	25,590

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 138.5 million (Euro 76.4 million as of December 31, 2013). The balance mainly included liabilities for termination indemnities of Euro 51.2 million (Euro 46.8 million as of December 31, 2013) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 87.3 million (Euro 29.6 million as of December 31, 2013). The increase is mainly due to the reduction in the discount rates used to calculate the liability.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2014 amounted to Euro 41.8 million (Euro 38.1 million as of December 31, 2013).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2014 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 20.6 million and Euro 19.4 million for the years 2014 and 2013, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2014	2013

ECONOMIC ASSUMPTIONS
Discount rate	1.50%	3.15%
Annual TFR increase rate	2.81%	3.00%
Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        The tax on revaluation of TFR increased from 11% in 2013 to 17% in 2014. The increase did not have a significant impact on the TFR liability as of December 31, 2014. Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2014	2013

Liabilities at the beginning of the period	38,095	39,708
Expenses for interests	1,160	1,248
Change in the revaluation rate	(750)	—
Actuarial loss (income)	5,804	(201)
Benefits paid	(2,538)	(2,660)

Liabilities at the end of the period	41,771	38,095

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan. In 2013, the Lux Pension Plan was amended so that employees hired on or after January 1, 2014 would not be eligible to participate.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        All plans operate under the U.S. regulatory framework. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the plans. The plans expose the Company to actuarial risks, such as longevity risk, currency risk, and interest rate risk. The Lux Pension Plan exposes the Company to market (investment) risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2013	557,564	(429,775)	127,789

Service Cost	24,896	2,034	26,930
Interest expense/(income)	23,476	(18,822)	4,654

Remeasurement:
Return on plan assets	—	(56,886)	(56,886)
(Gain)/loss from financial assumption changes	(51,367)	—	(51,367)
(Gain)/loss from demographic assumption changes	240	—	240
Experience (gains)/losses	5,086	—	5,086

Employer contributions	—	(38,566)	(38,566)
Benefit payment	(41,479)	41,479	—
Translation difference	(22,679)	21,239	(1,439)

At December 31, 2013	495,737	(479,297)	16,440

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2014	495,737	(479,297)	16,440
Service Cost	22,583	2,258	24,841
Interest expense/(income)	25,628	(26,199)	(571)

Remeasurement:
Return on plan assets	—	(6,597)	(6,597)
(Gain)/loss from financial assumption changes	67,749	—	67,749
(Gain)/loss from demographic assumption changes	19,674	—	19,674
Experience (gains)/losses	(3,851)	—	(3,851)

Employer contributions	—	(50,351)	(50,351)
Benefit payment	(21,528)	21,528	—
Translation difference	77,761	(70,731)	7,030

At December 31, 2014	683,753	(609,389)	74,364

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2013	10,388	—	10,388

Service Cost	211	—	211
Interest expense/(income)	423	—	423

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	(272)	—	(272)
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	619	—	619

Employer contributions	—	(2,281)	(2,281)
Benefit payment	(20)	20	—
Settlements	(2,261)	2,261	—
Translation difference	(401)	—	(401)

At December 31, 2013	8,689	—	8,689

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2014	8,689	—	8,689
Service Cost	535	—	535
Interest expense/(income)	409	—	409

Loss/(gain) due to Settlement	(6)		(6)
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	724	—	724
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	1,116	—	1,116

Employer contributions	—	(2,763)	(2,763)
Benefit payment	(250)	250	—
Settlements	(2,513)	2,513	—
Translation difference	1,185	—	1,185

At December 31, 2014	9,870	—	9,870

        During 2014 and 2013, the Lux SERP settled a portion of its benefit obligations through lump sum cash payments to certain plan participants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2014	2013	2014	2013

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.20%	5.10%	4.20%	5.10%
Rate of compensation increase	6% / 4% / 3%	6% / 4% / 3%	6% / 4% / 3%	6% / 4% / 3%
Mortality Table	Static 2014	Static 2013	Static 2014	Static 2013

        U.S. Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. U.S. Holdings uses an assumption for salary increases based on a graduated approach of historical experience. U.S. Holdings' experience shows salary increases that typically vary by age.

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
		Increase in assumption		Decrease in assumption
	Change in assumption
		Pension Plan	SERPs	Pension Plan	SERPs

Discount rate	1.0%	(81,754)	(693)	101,140	798
Rate of compensation increase	1% for each age group	7,489	731	(6,591)	(560)

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the liabilities recognized within the statements of financial position.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40% Large Cap U.S. Equity, 10% Small Cap U.S. Equity,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	—%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group ERISA Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2014, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

        Contributions—U.S. Holdings expects to contribute Euro 29.8 million to its pension plan and Euro 1.2 million to the SERP in 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        Duration—The weighted average duration of the pension defined benefit obligations is 13.2 years while the weighted average duration of the SERPs is 8.11 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2015	22,568	1,191
2016	26,776	265
2017	30,932	550
2018	33,159	904
2019	38,611	895
2020 - 2024	223,846	4,045

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2014 and 2013, was Euro 0.7 million and Euro 1.1 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post- employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2014 and 2013, the accrued liability related to these benefits was Euro 0.7 million and Euro 0.5 million.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.5 million and Euro 0.6 million at December 31, 2014 and 2013, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2014 and 2013 was Euro 9.5 million and Euro 6.3 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2014 and 2013 was Euro 2.3 million and Euro 2.2 million, respectively.

        In Australia and Hong Kong the Group makes mandatory contributions superannuation funds. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 1.3 million and Euro 3.2 million at December 31, 2014 and 2013, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2014 and 2013 as well as the 2015 expected contributions are immaterial.

        For 2015, an 8.0% (8.5% for 2014) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2023 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 4.2% at December 31, 2014 and 5.1% at December 31, 2013.

        Labor cost was Euro 2.2 billion and Euro 2.1 billion in 2014 and 2013, respectively.

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	4,060	9,014	6,987	436	20,497
Decreases	(2,172)	(8,586)	(265)	—	(11,023)
Business combinations	383	—	—	240	623
Translation difference and other movements	(1,069)	(997)	(22,073)	(8,028)	(32,165)

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	4,712	5,287	5,424	1,955	17,378
Decreases	(3,683)	(7,323)	(1,493)	(22,575)	(35,074)
Business combinations	—	—	—	—	—
Translation difference and other movements	(218)	3,102	(715)	17,207	19,376

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.7 million (Euro 5.8 million as of December 31, 2013) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.4 million (Euro 3.1 million as of December 31, 2013).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 83.8 million and Euro 74.2 million as of December 31, 2014 and 2013, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 41.9 million and Euro 40.3 million as of December 31, 2014 and 2013, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2014 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2013 amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 4,110,910 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 246,655 during 2014.

        The total options exercised in 2014 were 4,110,910, of which 27,000 refer to the 2005 grant, 144,500 refer to the 2008 grant, 2,000,000 refer to the Extraordinary 2009 grant (reassignment of the 2006 performance grant), 301,500 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 98,750 refer to the 2009 ordinary grant, 399,160 refer to the 2010 ordinary grant, 1,140,000 refer to the 2011 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Treasury shares

        Treasury shares were equal to Euro 73.9 million as of December 31, 2014 (Euro 83.1 million as of December 31, 2013). The decrease of Euro 9.2 million was due to grants to certain top executives of 509,500 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2011 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,157,225 as of December 31, 2013 to 3,647,725 as of December 31, 2014.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 7.3 million and Euro 7.1 million as of December 31, 2014 and December 31, 2013, respectively.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2014	2013

Interest expense on bank overdrafts	(1,346)	(213)
Interest expense on loans	(95,409)	(87,650)
Financial expense on derivatives	(6,728)	(7,548)
Other interest expense	(6,176)	(6,721)

Total interest expense	109,659	(102,132)

INTEREST INCOME	2014	2013

Interest income on bank accounts	9,103	6,449
Financial income on derivatives	804	1,070
Interest income on loans	1,765	2,553

Total interest income	11,672	10,072

OTHER—NET	2014	2013

Other—net from derivative financial instruments and translation differences	711	(7,951)
Other—net	(256)	704

Total other—net	455	(7,247)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2014	2013

Current taxes	(424,966)	(420,668)
Deferred taxes	10,900	13,164

Total income tax provision	(414,066)	(407,505)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2014	2013

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.8%	5.0%
Accrual for tax audit of Luxottica S.r.l. of Euro 30.3 million (fiscal year 2007 and subsequent periods)	2.9%	7.0%
Aggregate other effects	—	(0.8)%

Effective rate	39.1%	42.6%

        Please refer to Section 3—"Financial Results" in the Management Report on the Financial Results as of December 31, 2014.

28. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 4 to 10 years—the Group is required to pay a royalty generally ranging from 5% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

        Minimum payments required in each of the years subsequent to December 31, 2013 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2015	114,812
2016	94,303
2017	81,617
2018	68,440
2019	51,068
Subsequent years	126,616

Total	536,856

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2015 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2014	2013

Minimum lease payments	337,570	359,479
Additional lease payments	134,113	126,400
Sublease payments received	(23,029)	(22,871)

Total	488,654	463,008

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2015	377,809
2016	277,468
2017	212,052
2018	156,742
2019	122,898
Subsequent years	225,820

Total	1,332,789

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2015	9,476	24,159	14,137
2016	6,766	14,647	8,642
2017	3,793	13,989	5,559
2018	325	9,278	958
2019	129	9,412	—
Subsequent years	293	9,399	—

Total	20,782	80,883	29,296

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2014, the Group's maximum liability amounted to Euro 1.0 million (Euro 1.7 million at December 31, 2013).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

Euro 3.3 million (USD 4.0 million) at December 31, 2014 (Euro 1.1 million at December 31, 2013). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2014and 2013. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expired on December 31, 2014 but was renewed until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.8 million in 2014 and Euro 0.8 million in 2013. Management believes that the terms of the license agreement are fair to the Company.

Lease of Corporate offices

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio, and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and the Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties. On March 31, 2014 the Risk and Control Committee, solely composed of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

29. RELATED PARTY TRANSACTIONS (Continued)

independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering in such transaction as well as on the convenience and fairness of the related conditions. In 2014 the Company incurred an expense for the lease of the building of Euro 2.0 million.

Resignation of CEOs

        On September 1, 2014 Andrea Guerra left as Group CEO ("Former Group CEO"). Based on the termination agreement, Luxottica paid Andrea Guerra a redundancy incentive equal to the gross total amount of Euro 10,000,000 in addition to severance pay linked to the consensual termination of the employment relationship. In addition to this incentive payment Luxottica paid a gross total amount of Euro 592,294 which was part of the settlement and novation agreement in consideration of Andrea Guerra waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution. Andrea Guerra also signed a 24 month non-competition agreement in relation to which he received Euro 800,000 to be paid in equal installments on a quarterly basis starting from the date of the termination of his employment relationship. Additionally, Mr. Guerra sold off 813,500 shares of Luxottica Group S.p.A., previously received under Incentive plans, to the controlling shareholder of the Company in an off-market transaction at a price of Euro 41.50 per share. On October 13, 2014 Enrico Cavatorta resigned from the Board. Based on the termination agreement, Luxottica paid Enrico Cavatorta a gross amount upon termination of his employment of Euro 4,000,000, in addition to the severance pay linked to the consensual termination of the employment relationship. Added to this incentive payment Luxottica paid a gross total amount of Euro 985,355 which was part of the settlement and novation agreement in consideration of Enrico Cavatorta waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution. No sums were awarded in connection with Mr. Cavatorta's termination from the position of director and chief executive officer of Luxottica Group S.p.A. which was effective October 13, 2014. The above noted amounts and other minor related expenses totaled approximately Euro 20 million.

  Reimbursement from Delfin

        Delfin S.à r.l. has committed to reimburse, on a pro-rata basis, the bonus paid by the Company to Adil Mehboob-Khan if he resigns on or before December 31, 2017. The reimbursement amount will equal Euro 7.0 million if Adil Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. Delfin S.à r.l.'s reimbursement obligation does not apply in the case of termination of employment for just cause.

Service Revenues

        During the years ended December 31, 2014, 2013 and 2012, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for each of those years were Euro 0.1 million. Management believes that the compensation received for these services was fair to the Company.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

29. RELATED PARTY TRANSACTIONS (Continued)

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2014, 0.3 million options (3.1 million in 2013) from this grant were exercised. As of December 31, 2014, no options under this arrangement were outstanding.

        A summary of related party transactions as of December 31, 2014, 2013 and 2012, is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	452	1,108	202	292
Eyebiz Laboratories Pty Limited	5,642	54,834	10,233	17,144
Salmoiraghi & Viganò	13,753	11	51,076	183
Others	2,214	23,845	2,190	3.318

Total	22,061	79,798	63,701	20.937

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2013 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	348	1,000	68	254
Eyebiz Laboratories Pty Limited	1,667	45,814	6,922	9,415
Salmoiraghi & Viganò	13,812	—	53,245	—
Others	583	1,115	2,186	426

Total	16,409	47,930	62,422	10,095

        Total remuneration due to key managers amounted to approximately Euro 53.1 million, Euro 24.4 million and Euro 43.2 million in 2014, 2013 and 2012, respectively.

        The transactions with related parties resulted in a cash outflow of approximately Euro 48.2 million.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2014 and 2013 amounting to Euro 642.6 million and Euro 544.7 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2014 were equal to Euro 1.35, compared to Euro 1.15 in 2013. Diluted earnings per share in 2014 were equal to Euro 1.34 compared to Euro 1.14 in 2013.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

30. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2014	2013

Weighted average shares outstanding—basic	475,947,763	472,057,274
Effect of dilutive stock options	3,299,427	4,215,291
Weighted average shares outstanding—dilutive	479,247,190	476,272,565
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,641,383	1,768,735

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in 2014 and 2013.

32. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 thousand in 2014 and 2013, respectively.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2014 and 2013 (amounts in thousands of Euro):

	2014		2013
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	1,008	(4,376)	6,039	(1,471)

Total	1,008	(4,376)	6,039	(1,471)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	1,008	(4,376)	6,039	(1,471)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2013	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2013	—

Interest rate swaps

        As of December 31, 2013, all interest rate swap instruments have expired.

33. NON-RECURRING TRANSACTIONS

        In 2014 the Group incurred non-recurring expenses totaling Euro 20.0 million, related to the termination of the employment agreements of Andrea Guerra and Enrico Cavatorta. The Group recorded a tax benefit related to these expenses of approximately Euro 5.5 million. In the fourth quarter of 2014 the Group recorded non-recurring expenses of Euro 30.3 million related to the tax audit of Luxottica S.r.l. (fiscal years subsequent to 2007).

        In the three-month period ended June 30, 2013 the Group incurred non-recurring expenses totaling Euro 9.0 million, related to the restructuring of the acquired Alain Mikli business, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million. In the fourth quarter of 2013 the Group recorded non-recurring expenses of (i) Euro 26.7 million related to the settlement of the tax audit of Luxottica S.r.l. (fiscal year 2007), and (ii) of Euro 40.0 million related to tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007).

34. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,457,295.98. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

34. SHARE-BASED PAYMENTS (Continued)

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2014, 31,171,583 have been exercised.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,549,800
2009 Ordinary Plan	1,050,000	708,250
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,688,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	589,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	3,700,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,300,000
2010 Ordinary Plan	1,924,500	1,272,500
2011 Ordinary Plan	2,039,000	1,145,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	31,171,583

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors (the "Board") of the Company (the "2008 PSP") was adopted. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

34. SHARE-BASED PAYMENTS (Continued)

beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period. The 2008 PSP, which expired in 2013, had a term of five years, during which time the Board authorized the issuance of five grants to the 2008 PSP beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. As of December 31, 2014, the consolidated cumulative earnings per share targets were achieved and therefore 509,500 shares were assigned to the beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board granted certain of our key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2012 through 2014. As of December 31, 2014, the consolidated cumulative earnings per share targets were achieved. As of December 31, 20143, 110,400 of the maximum units granted had been forfeited.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of our key employees 1,067,900 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,281,480 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2013 through 2015. Management expects that the target will be met. As of December 31, 2014, 127,260 of the maximum units granted had been forfeited.

        On April 29, 2014 the Board granted certain of our key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. Management expects that the target will be met. As of December 31, 2014, 44,580 of the maximum units granted had been forfeited.

        The information required by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

PSP 2014

Share price at the grant date (in Euro)	41.08
Expected option life	3 years
Dividend yield	1.76%

        The fair value of the units granted under the 2014 PSP was Euro 39.03 per unit.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

34. SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option and performance share plans in 2014 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2013	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2014

2005 Ordinary Plan	16.89	Euro	27,000	—	—	(27,000)	—	—
2007 Ordinary Plan	24.03	Euro	5,000		—	—	—	5,000
2008 Ordinary Plan	18.08	Euro	263,700	—	—	(144,500)	—	119,200
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	49,500	—	—	(13,500)	—	36,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	131,000	—	—	(85,250)	—	45,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	423,500	—	—	(271,500)	—	152,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	80,500	—	—	(30,000)	—	50,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	2,450,000	—	—	(1,900,000)	—	550,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	150,000	—	—	(100,000)	—	50,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	433,000	—	—	(239,000)	—	194,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	274,660	—	—	(160,160)	—	114,500
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	1,220,000	—	(10,000)	(870,500)	—	339,500
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	517,500	—	(31,000)	(269,500)	—	217,000
2012 Ordinary Plan—for citizens not resident in the U.S.	28.32	Euro	1,362,000	—	(44,000)	—	—	1,318,000
2012 Ordinary Plan—for citizens resident in the U.S	26.94	Euro	586,000	—	(56,000)	—	—	530,000
PSP 2012	—		673,200		(62,400)			610,800
PSP 2013	—		1,259,040		(104,820)			1,154,220
PSP 2014	—	Euro		1,205,280	(44,580)			1,160,700

Total			9,905,600	1,205,280	(352,800)	(4,110,910)	—	6,647,170

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

34. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2014 are summarized in the following table:

Number of options exercisable as of December 31, 2014

2007 Plan	5,000
2008 Plan	119,200
2009 Ordinary plan—for citizens not resident in the U.S.	36,000
2009 Ordinary plan—for citizens resident in the U.S.	45,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	152,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	50,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	550,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	50,000
2010 Plan—for citizens not resident in the U.S.	194,000
2010 Plan—for citizens resident in the U.S.	114,500
2011 Plan—for citizens not resident in the U.S.	339,500
2011 Plan—for citizens resident in the U.S.	217,000

Total	1,873,450

        The remaining contractual life of plans in effect on December 31, 2014 is highlighted in the following table:

Remaining contractual life in years

2006 Ordinary Plan	0.08
2006 Performance Plan B	0.57
2007 Ordinary Plan	1.18
2008 Ordinary Plan	2.20
2009 Ordinary plan for citizens not resident in the U.S.	3.35
2009 Ordinary plan for citizens resident in the U.S.	3.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	2.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	3.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	3.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	3.45
2010 Ordinary Plan—for citizens not resident in the U.S.	4.33
2010 Ordinary Plan—for citizens resident in the U.S.	4.33
2011 Ordinary Plan—for citizens not resident in the U.S.	5.33
2011 Ordinary Plan—for citizens resident in the U.S.	5.33
2012 Ordinary Plan—for citizens not resident in the U.S.	6.35
2012 Ordinary Plan—for citizens resident in the U.S.	6.35

        With regards to the options exercised during the course of 2014, the weighted average share price of the shares in 2014 was equal to Euro 40.62.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

34. SHARE-BASED PAYMENTS (Continued)

        The Group has recorded an expense for the ordinary stock option plans of Euro 6.1 million and Euro 9.5 million in 2014 and 2013, respectively. For the extraordinary plan as well as for the 2010, 2011, 2012 2013 and 2014 PSPs, the Group recorded an expense of Euro 24.9 million and Euro 18.7 million in 2014 and 2013, respectively.

        The stock plans outstanding as of December 31, 2014 are conditional upon satisfying the service conditions. The PSP plans are conditional upon satisfying service as well as performance conditions.

35. DIVIDENDS

        In May 2014, the Company distributed aggregate dividends to its stockholders of Euro 308.3 million equal to Euro 0.65 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.7 million. During 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.5 million.

36. CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group also monitors capital on the basis of a gearing ratio that is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowings and current and non-current portions of long-term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

        The table below provides the Group's gearing ratio for 2014 and 2013 as follows:

	2014	2013

Total borrowings (notes 15 and 21)	2,466.5	2,079.4
less cash and cash equivalents	(1,453.6)	(618.0)

Net financial position	1,012.9	1,461.4
Total equity	4,928.8	4,149.9

Capital	5,941.7	5,611.3

Gearing ratio	17.0%	26.0%

37. SUBSEQUENT EVENTS

        On February 27, 2015, the Group, after an analysis of its financial plans, early terminated the multicurrency (Euro/USD) revolving credit facility for Euro 500 million (the credit facility was not drawn as of December 31, 2014) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A.

Certification of the consolidated financial statements pursuant to Article 154 bis of Legislative Decree 58/98

        1.     The undersigned Massimo Vian, as chief executive officer for Product and Operations, Adil Mehboob-Khan, as chief executive officer for Markets, and Stefano Grassi, as chief financial officer of Luxottica Group SpA, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of the Italian Legislative Decree 58 of February 24, 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ended December 31, 2014.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2014 was based on a process developed by Luxottica Group SpA in accordance with the model Internal Control—Integrated Framework as issued by the Committee of Sponsoring Organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the financial report:

            a)    has been drawn up in accordance with the international accounting standards recognized in the European Union under the EC regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, and in particular with the IAS 34—Interim Financial Reporting, and the provisions which implement Art. 9 of Legislative Decree 38/2005;

            b)    is consistent with the entries in the accounting books and records; and

            c)     is capable of providing a true and fair representation of the assets and liabilities, profits and losses and financial position of the issuer.

          3.2   The management report on the consolidated financial statements includes a reliable analysis of operating trends and results of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, March 2, 2015
Massimo Vian	Adil Mehboob-Khan
(Chief Executive Officer—Product and Operations)	(Chief Executive Officer—Markets)
Stefano Grassi
(Manager charged with preparing the Company's financial reports)

QuickLinks

  Exhibit 99.2
  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013
  CONSOLIDATED STATEMENT OF CASH FLOWS
  CONSOLIDATED STATEMENT OF CASH FLOWS